FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number 1-15236

Advantest Corporation
(Translation of Registrant’s Name Into English)

Shin Marunouchi Center Building
1-6-2, Marunouchi
Chiyoda-ku
Tokyo 100-0005
Japan
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  _______

Materials Contained in this Report:

1.
English translation of the Japanese-language FY2013 Third Quarter Consolidated Financial Results for the period ended December 31, 2013, as filed by the registrant with the Tokyo Stock Exchange on January 28, 2014.

2.	English translation of a press release dated January 28, 2014 concerning Revisions of Earnings Forecast and Dividends Forecast for the Fiscal Year Ending March 31, 2014.

3.	English translation of a press release dated January 28, 2014 concerning Notice Regarding the Absorption-type Merger of the Company’s Subsidiary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Advantest Corporation

By:	/s/ Hiroshi Nakamura
	Name:	Hiroshi Nakamura
	Title:	Director, Managing Executive Officer

Date:  January 28, 2014